UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 31, 2009

THE COLONIAL BANCGROUP, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**1-13508**	**63-0661573**
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02 Termination of a Material Definitive Agreement

On July 31, 2009, The Colonial BancGroup, Inc. (the Company) and Taylor, Bean & Whitaker Mortgage Corp. (TBW) agreed to a mutual termination of the Stock Purchase Agreement, as amended (the Agreement), under which the purchasers would have made a $300 million equity investment in the Company.

The transaction was subject to regulatory approvals and certain other conditions, and the Agreement included a provision under which either the Company or TBW, on behalf of all the investors, could terminate the Agreement if the transaction was not consummated by July 31, 2009. Since the closing conditions were not satisfied by July 31, 2009, and since there could be no assurance that the closing conditions would be satisfied in the future, the Company and TBW elected to mutually terminate the Agreement on July 31, 2009. There are no termination penalties to the Company or TBW as a result of the mutual termination of the Agreement.

A copy of the Mutual Termination of Stock Purchase Agreement is included as Exhibit 10.1 and is incorporated herein by reference. The description of the Mutual Termination of Stock Purchase Agreement set forth above does not purport to be complete, and is qualified by reference to the full text of the Mutual Termination of Stock Purchase Agreement.

Item 2.02 Results of Operations and Financial Condition

Item 7.01 Regulation FD Disclosure.

Information regarding the Registrant's results for the quarter ended June 30, 2009 is furnished herein pursuant to Item 2.02 of this Current Report and as Regulation FD Disclosure and is attached hereto as Exhibits 99.1 and 99.2 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

The following exhibits are being furnished herewith:

Exhibit No.	Exhibit
10.1	Mutual Termination of Stock Purchase Agreement
99.1	Press Release Announcing Second Quarter Results
99.2	Second Quarter Results presentation provided on The Colonial BancGroup, Inc.'s website

This report and the information incorporated by reference contain "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "could," "outlook," "potential," "would," "anticipates," and the negative of these terms and similar expressions as they relate to BancGroup (including its subsidiaries and its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements.

In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's Securities and Exchange Commission (the "SEC") reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *continued deterioration in Colonial Bank's financial condition, including losses in our loan portfolio greater than estimated or expected;*
- *failure to close on the pending sale of 21 branch offices of Colonial Bank located in Nevada pursuant to the asset purchase agreement with Global Consumer Acquisition Corporation;*
- *an inability to raise additional capital on terms and conditions that are satisfactory, including failure to receive final approval and actual funding from the U.S. Treasury Department's Capital Purchase Program;*
- *imposition of regulatory conditions or requirements on either BancGroup or the other parties to the transaction referenced above that could make consummation of the transaction impracticable;*
- *failure to comply with the recent regulatory orders and additional regulatory measures that could be imposed independently or as a result of such failures;*
- *possible inability of the Company to continue as a going concern;*
- *the impact of current economic conditions and the results of our operations on our ability to borrow additional funds to meet our liquidity needs;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable or take longer to recover than expected;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments and fair values of assets;*
- *continued or sustained deterioration of market and economic conditions or business performance could increase the likelihood that we would have an additional goodwill impairment charge;*
- *deposit attrition, customer loss or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic and operating plans for 2009 and beyond, including a reduction in assets to improve capital ratios;*
- *the anticipated savings and revenue enhancements from the Colonial 1st program may not be achieved in their entirety or accomplished within our expected time frame;*
- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state legislative and regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings, inquiries or directives;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *changes in the securities markets;*
- *acts of terrorism or war; and*
- *details of the recently enacted Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009, the Homeowner Affordability and Stability Plan and various announced and unannounced programs implemented by the U.S. Treasury Department and bank regulators to address capital and liquidity concerns in the banking system are still being finalized and may have a significant effect on the financial services industry and BancGroup.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By /s/ SARAH H. MOORE

Sarah H. Moore
Senior Executive Vice President
and Chief Financial Officer

Date: July 31, 2009

Exhibit 10.1

MUTUAL TERMINATION OF STOCK PURCHASE AGREEMENT

This **Mutual Termination of Stock Purchase Agreement** (this "Agreement"), is made and entered into as of July 31, 2009, by and between The Colonial BancGroup, Inc., a Delaware corporation (the "Company"), and Taylor, Bean & Whitaker Mortgage Corp., a Florida corporation ("TBW").

W I T N E S S E T H:

WHEREAS, the Company and TBW executed and delivered that certain Stock Purchase Agreement, dated as of March 31, 2009, as amended by that certain First Amendment to Stock Purchase Agreement, dated as of April 30, 2009, and as amended by that certain Second Amendment to Stock Purchase Agreement dated as of May 22, 2009 (as so amended, the "Purchase Agreement"; capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement);

WHEREAS, all conditions to the closing of the transactions contemplated by the Purchase Agreement have not been satisfied as of July 31, 2009, the termination date of the Purchase Agreement as set forth in Section 9.1(a) thereof;

WHEREAS, TBW is executing this Agreement under Section 9.1(j) of the Purchase Agreement as the "Required Purchasers."

NOW THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

Section 1. Termination of Purchase Agreement. The Purchase Agreement is hereby terminated. This termination is by mutual consent pursuant to Section 9.1(j) of the Purchase Agreement.

Section 2. Reimbursement of Expenses. The Company shall reimburse TBW for its expenses in accordance with the terms of that certain Reimbursement Agreement between the Company and TBW dated on or about March 18, 2009.

Section 3. Funds Held in Escrow. All funds held in escrow pursuant to Section 4.8 of the Purchase Agreement may be promptly released to the Purchasers without deduction.

Section 4. Effect of Termination. In accordance with Section 9.2 of the Purchase Agreement, Sections 6.10 and 9.2 and Article 10 of the Purchase Agreement shall survive the termination.

Section 5. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or by PDF formatted page sent by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

[SIGNATURES BEGIN ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first above written.

COMPANY:

THE COLONIAL BANCGROUP, INC.

By: /s/ Simuel Sippial, Jr.
Name: Simuel Sippial, Jr.
Title: Chairman

TBW:

TAYLOR, BEAN & WHITAKER MORTGAGE CORP.
As the Required Purchasers

By: /s/ Lee B. Farkas
Name: Lee B. Farkas
Title: Chairman

Exhibit 99.1

Colonial BancGroup

PRESS RELEASE

For more information contact:

Lisa Free
(334) 676-5105

July 31, 2009

COLONIAL BANCGROUP REPORTS
SECOND QUARTER 2009 RESULTS

MONTGOMERY, Ala. – July 31, 2009 - (NYSE: CNB) The Colonial BancGroup, Inc. today reported results for the quarter ended June 30, 2009. A summary of the results is presented below.

- Net loss of $606 million, or $3.02 per common share, in the quarter compared to a net loss of $168 million, or $0.86 per common share, in the 1st quarter of 2009; non-cash charges of $377 million, or $1.87 per common share related to a valuation allowance on its deferred tax assets ($302 million, or $1.50 per common share) and to write down goodwill ($75 million, or $0.37 per common share); the valuation allowance on deferred taxes may be reversed in the future to offset taxable income;
- Loan loss provision was $294 million, up 14% from the first quarter of $257 million; net charge-offs for the quarter were $244 million, or 7.02% annualized of average loans, compared to $132 million, or 3.72% annualized of average loans, in the 1st quarter of 2009; other credit costs include write downs and expenses on foreclosed properties of $43 million in the quarter, up $36 million from the 1st quarter of 2009;
- The balance in the allowance for loan losses was $500 million or 3.69% of net loans at June 30, 2009;
- Nonperforming assets increased to $1.7 billion or 12.29% of net loans, other real estate owned and repossessions at June 30, 2009, up $603 million over March 31, 2009; the increase in nonperforming assets reflects the continued economic distress in our markets, primarily in Florida; the weakness in the portfolio continued to be primarily in the construction-related sector, which comprised approximately 72% of Colonial's nonperforming assets at June 30, 2009;
- FDIC insurance and other regulatory fees were $29.6 million, up $18.4 million from the 1st quarter of 2009 due primarily to the FDIC's special assessment of $12.2 million charged to banks in the quarter;
- Pre-tax, pre-credit results excluding goodwill impairment and FDIC insurance and other regulatory fees resulted in a profit of $19.0 million or $0.09 per common share;
- Strong liquidity position: cash and interest bearing deposits in banks and the Federal Reserve were approximately $1.5 billion at June 30, 2009;

- Total deposits increased 7.3% from December 31, 2008;
- Colonial's regulatory capital ratios at June 30, 2009 were:

	Colonial BancGroup	Colonial Bank
Tier I Risk-Based Capital ratio	5.44%	6.46%
Total Risk-Based Capital ratio	9.43%	9.21%
Tier I Leverage ratio	3.49%	4.18%

- Tangible book value per share of $1.29 at June 30, 2009;
- Net interest margin of 1.97% for the 2nd quarter compared to 2.04% in the 1st quarter of 2009, resulting primarily from the lower yielding assets due to Colonial's significant liquidity position, the impact of increasing nonperforming assets, and continued customer preference for higher cost time deposits;
- Core noninterest income for the 2nd quarter increased $2.8 million, or 6% from the 1st quarter of 2009, driven by a $2.1 million or 17% increase in retail mortgage banking fees;
- Core noninterest expenses, excluding FDIC insurance and other regulatory fees, losses and expense on other real estate and professional fees, for the 2nd quarter were down 2% from the 1st quarter of 2009.

"During the second quarter, we took aggressive action related to capital strategies, liquidity, credit quality and expense reduction. Going forward, we believe these actions put our company in a better position to reinforce its value as a gateway to over 400,000 business and household customers who currently bank with Colonial. Our loyal employee force of over 4,500 resourceful individuals and our branch network of over 350 locations continue to serve as a solid foundation for Colonial's multi-state franchise in spite of difficult economic and regulatory conditions," said Lewis Beville, Colonial's CEO and President.

Capital Action Plan

Colonial is actively pursuing a variety of strategic capital alternatives including, but not limited to the following:

- Exploring a sale or merger of the Company

- Selling the Nevada branches
- Possibly selling other branches
- Exploring the sale of problem assets
- Reducing expenses
- Initiating an exchange of bank level subordinated debt for senior debt which is expected to increase Tier I capital at the bank
- Seeking sources of private capital
- Reducing assets

Colonial has engaged Citigroup Global Markets Inc. (Citi), as its financial advisor. Since Citi's engagement on July 9, 2009, Colonial has held private management meetings with potential strategic acquisition candidates and private equity investment firms. Colonial can give no assurances as to whether any of these candidates or firms will enter into a long term agreement with Colonial or whether any other candidates will emerge in the future, and Colonial does not expect to make any further statement about the outcome of such meetings unless an agreement satisfactory to Colonial can be reached.

On July 14, 2009, Colonial announced the signing of an asset purchase agreement with Global Consumer Acquisition Corporation (GCAC) for the sale of 21 Colonial Bank branch offices located in Nevada. Upon the closing of the transaction, GCAC is expected to acquire the branch network including approximately $492 million in deposits and approximately $440 million in loans, for a deposit premium of approximately $28 million or 5.7% of total deposits. The transaction is expected to close on or before September 30, 2009 and is subject to GCAC shareholder and regulatory approval. For a full description of the transaction please refer to a copy of the asset purchase agreement attached to the Current Report on Form 8-K filed by Colonial BancGroup, Inc. on July 14, 2009 with the SEC. The 8-K can be accessed through the Company's website at www.colonialbank.com or at the SEC's website at www.sec.gov.

In December 2008, Colonial launched the Colonial 1st program which is an on-going, company-wide review of business practices with goals of enhancing the customer experience and improving the Company's overall efficiency. Over 4,000 ideas were generated from 30 cross-functional teams from throughout the Company. Colonial plans to implement approximately 700 of those ideas which are expected to generate pre-tax savings of $25 million in 2009 and over $50 million in 2010. As part of the Colonial 1st program, during July 2009, Colonial reduced the overall staffing level by approximately 3% through the elimination of 136 positions company-wide. The total number of employees decreased from 4,930 at December 31, 2008 to 4,627 currently, a 6% decrease.

Termination of Agreement

As previously announced, Colonial signed a stock purchase agreement, as amended, with investors led by Taylor, Bean & Whitaker Mortgage Corp. (TBW) for a $300 million equity investment in Colonial. The transaction was subject to regulatory approvals and certain other conditions, and the terms of the agreement included a provision under which either Colonial or TBW, on behalf of all investors, could terminate if the transaction did not close by July 31, 2009. Since the regulatory approval process with the OTS remained pending as of July 31, 2009 and all of the conditions necessary for closing did not occur as of that date, and since there could be no assurance that the required regulatory approvals or other conditions would be satisfied in the future, both Colonial and TBW elected on July 31, 2009 to mutually terminate the stock purchase agreement. "We are disappointed that the transaction with TBW was not completed by July 31, 2009; however, we have shifted our focus to the alternatives described in the Capital Action Plan," said Mr. Beville.

Regulatory Update

Colonial is operating under C&D orders with the Federal Reserve, FDIC and the State of Alabama which require that Colonial Bank maintain certain capital levels. As of June 30, 2009, Colonial Bank was not in compliance with the capital requirements for the Tier I Leverage Ratio and Total Risk-Based Capital Ratio. In connection with its efforts to comply with the regulatory orders and requirements, the Board of Directors has retained Promontory Financial Group to advise and assist in satisfying regulatory requirements and expectations. For more information about the C&D orders, refer to the Current Reports on Form 8-K filed by Colonial BancGroup, Inc, on June 9, 2009 and July 27, 2009 which are available on the SEC's website and in the investor relations portion of Colonial's website.

Going Concern Assessment

As a result of the above described regulatory actions and the current uncertainties associated with Colonial's ability to increase its capital levels to meet regulatory requirements, management has concluded that there is substantial doubt about Colonial's ability to continue as a going concern. The Company expects to update its 2008 financial statements contained in the Company's Annual Report on Form 10-K, prior to filing its June 30, 2009 Form 10-Q. The Company is working to implement the Capital Action Plan described above which includes strategies to increase capital or to sell the Company in order to address the uncertainties giving rise to the going concern assessment.

About Colonial

Colonial BancGroup operates 355 branches in Florida, Alabama, Georgia, Nevada and Texas with over $25 billion in assets. The Company's common stock is traded on the New York Stock Exchange under the symbol CNB and is located online at www.colonialbank.com. In some newspapers, the stock is listed as ColBgp.

This release includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "could," "outlook," "potential," "would" and "anticipates," and the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this release are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

In addition to factors mentioned elsewhere in this release or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *continued deterioration in Colonial Bank's financial condition, including losses in our loan portfolio greater than estimated or expected;*
- *failure to close on the pending sale of 21 branch offices of Colonial Bank located in Nevada pursuant to the asset purchase agreement with Global Consumer Acquisition Corporation (GCAC);*
- *an inability to raise additional capital on terms and conditions that are satisfactory, including the failure to receive final approval and actual funding from the U.S. Treasury Department's Capital Purchase Program;*
- *imposition of regulatory conditions or requirements on either BancGroup or the other parties to the transaction referenced above that could make consummation of such transaction impracticable;*
- *failure to comply with the recent regulatory orders and additional regulatory measures that could be imposed independently or as a result of such failures;*
- *possible inability of the Company to continue as a going concern;*
- *the impact of current economic conditions and the results of our operations on our ability to borrow additional funds to meet our liquidity needs;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable or take longer to recover than expected;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments, and fair values of assets;*
- *continued or sustained deterioration of market and economic conditions or business performance could increase the likelihood that we would have an additional goodwill impairment charge;*
- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic and operating plans for 2009 and beyond, including a reduction of assets in order to improve capital ratios;*
- *the anticipated cost savings and revenue enhancements from the Colonial 1st program may not be achieved in their entirety or accomplished within our expected time frame;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state legislative and regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings, inquiries or directives;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *changes in the securities markets;*
- *acts of terrorism or war; and*
- *details of the recently enacted Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009, the Homeowner Affordability and Stability Plan and various announced and unannounced programs implemented by the U.S. Treasury Department and bank regulators to address capital and liquidity concerns in the banking system are still being finalized and may have a significant effect on the financial services industry and BancGroup.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS (Unaudited)

Statement of Condition Summary (Dollars in millions)	June 30, 2009	March 31, 2009	June 30, 2008 As Adjusted (1)	% Change March '09 to June '09	% Change June '08 to June '09
Assets	$25,496	$26,440	$ 26,031	-4%	-2%
Cash and deposits in banks	1,540	2,451	553	-37%	178%
Loans, net of unearned income	13,541	14,119	15,469	-4%	-12%
Allowance for loan losses	500	450	247	11%	102%
Securities	4,165	3,327	3,454	25%	21%
Intangible assets, net	370	449	1,066	-18%	-65%
Deposits	20,027	20,257	18,349	-1%	9%
Shareholders' equity	925	1,576	2,715	-41%	-66%

	Three Months Ended			Six Months Ended		
Key Ratios:	June 30, 2009	March 31, 2009	% Change March '09 to June '09	June 30, 2009	June 30, 2008 As Adjusted (1)	% Change June '08 to June '09
Colonial BancGroup Capital Ratios:						
Tier I risk-based capital ratio	5.44% *	7.33%	-26%	5.44% *	10.12%	-46%
Total risk-based capital ratio	9.43% *	11.56%	-18%	9.43% *	14.16%	-33%
Tier I leverage ratio	3.49% *	5.02%	-30%	3.49% *	7.38%	-53%
Tangible common equity ratio (2) (3)	1.04%	3.21%	-68%	1.04%	5.43%	-81%
Tangible capital ratio (3)	2.21%	4.34%	-49%	2.21%	6.60%	-67%
Colonial Bank Capital Ratios:						
Tier I risk-based capital ratio	6.46% *	8.02%	-19%	6.46% *	9.88%	-35%
Total risk-based capital ratio	9.21% *	10.78%	-15%	9.21% *	12.65%	-27%
Tier I leverage ratio	4.18% *	5.54%	-25%	4.18% *	7.20%	-42%
Net interest margin	1.97%	2.04%	-3%	2.00%	2.91%	-31%
Loans to deposits ratio	67.61%	69.70%	-3%	67.61%	84.30%	-20%
Dividends paid per common share	$ —	$ —	0%	$ —	$ 0.285	-100%
Tangible book value per common share (3)	$ 1.29	$ 4.12	-69%	$ 1.29	$ 6.72	-81%

	Three Months Ended			Six Months Ended		
Earnings Summary (In thousands, except per share amounts)	June 30, 2009	March 31, 2009	% Change March '09 to June '09	June 30, 2009	June 30, 2008 As Adjusted (1)	% Change June '08 to June '09
Net Income:						
Net interest income	$ 117,473	$ 117,812	0%	$ 235,285	$ 356,048	-34%
Provision for loan losses	294,092	257,220	14%	551,312	114,543	381%
Core noninterest income (3)	53,254	50,449	6%	103,703	104,370	-1%
Securities gains (losses), net	—	(837)	100%	(837)	9,100	-109%
Total noninterest income	53,254	49,612	7%	102,866	113,470	-9%
Professional services	15,140	10,442	45%	25,582	13,445	90%
FDIC insurance and other regulatory fees	29,609	11,208	164%	40,817	8,976	355%
Losses and expenses on other real estate	43,143	7,002	516%	50,145	5,275	851%
Other core noninterest expenses (3)	139,652	141,924	-2%	281,576	289,620	-3%
Goodwill impairment	75,000	28,477	163%	103,477	—	100%
Severance expense	—	—	0%	—	786	-100%
Net losses (gains) related to the early extinguishment of debt	(3,110)	(20,320)	-85%	(23,430)	10,043	-333%
Total noninterest expense	299,434	178,733	68%	478,167	328,145	46%
Income (loss) before income						

taxes	(422,799)	(268,529)	-57%	(691,328)	26,830	-2677%
Income tax expense (benefit)	182,869	(100,165)	283%	82,704	317	25990%
Net Income (Loss)	**$(605,668)**	**$(168,364)**	**-260%**	**$(774,032)**	**$ 26,513**	**-3019%**
Net Income (Loss) Attributable to Colonial BancGroup	**$(608,276)**	**$(173,700)**	**-250%**	**$(781,976)**	**$ 15,841**	**-5036%**
Earnings (Loss) Per Share - Diluted	**$ (3.02)**	**$ (0.86)**	**-251%**	**$ (3.89)**	**$ 0.09**	**-4422%**
Average diluted shares outstanding	201,219	200,953		201,087	172,857	

(1) Amounts for periods prior to 2009 have been restated to reflect the adoption of SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*. Under SFAS 160, REIT preferred securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).

(2) This ratio excludes the REIT preferred securities included in total shareholders' equity.

(3) Represents non-GAAP measures.

* Estimated

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

Earnings Summary (In thousands, except per share amounts)	2nd Qtr. 2009	1st Qtr. 2009	4th Qtr. 2008 As Adjusted (1)	3rd Qtr. 2008 As Adjusted (1)	2nd Qtr. 2008 As Adjusted (1)	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008 As Adjusted (1)
Net interest income	$ 117,473	$ 117,812	$ 140,716	$ 166,749	$ 174,424	$ 235,285	$ 356,048
Provision for loan loss	294,092	257,220	455,000	159,399	79,000	551,312	114,543
Noninterest income:							
Service charges on deposit accounts	16,466	16,685	17,926	19,645	19,259	33,151	38,487
Electronic banking	5,365	4,982	4,935	5,149	5,275	10,347	10,279
Other retail banking fees	1,968	1,935	2,120	2,209	2,540	3,903	5,088
Retail banking fees	23,799	23,602	24,981	27,003	27,074	47,401	53,854
Mortgage banking origination and sales	14,319	12,268	7,143	8,095	7,953	26,587	14,713
Wealth management services	4,285	5,160	3,687	4,370	5,061	9,445	9,873
Mortgage warehouse fees	2,154	1,449	1,522	1,467	1,251	3,603	2,246
Bank-owned life insurance	4,030	3,894	4,386	4,720	5,169	7,924	10,289
Other income	4,667	4,076	3,067	6,042	6,190	8,743	13,395
Core noninterest income	53,254	50,449	44,786	51,697	52,698	103,703	104,370
Securities gains (losses), net	—	(837)	—	(6,057)	3,025	(837)	9,100
Total noninterest income	53,254	49,612	44,786	45,640	55,723	102,866	113,470
Noninterest expense:							
Salaries and employee benefits	73,910	72,064	72,324	75,129	74,761	145,974	148,428
Occupancy expense of bank premises, net	23,257	23,718	24,189	24,177	24,064	46,975	47,119
Furniture and equipment expenses	14,987	15,641	14,813	15,215	15,134	30,628	29,837
Professional services	15,140	10,442	8,415	7,252	7,807	25,582	13,445
FDIC insurance and other regulatory fees	29,609	11,208	4,936	4,169	4,414	40,817	8,976
Amortization of intangible assets	4,154	4,154	4,154	4,154	4,142	8,308	8,305
Electronic banking and other retail banking expenses	3,737	3,273	4,271	3,479	4,136	7,010	8,293
Losses and expenses on other real estate	43,143	7,002	19,830	3,261	4,068	50,145	5,275
Loan closing costs	1,881	1,983	1,515	1,901	1,079	3,864	3,212
Communications	2,913	2,917	2,890	2,799	2,863	5,830	5,682
Advertising	1,621	2,700	3,665	3,440	2,384	4,321	4,987
Postage and courier	2,035	2,258	2,631	2,373	2,270	4,293	4,892
Loss on equity investments	1,594	3,411	7,463	4,995	1,720	5,005	4,467
Travel	1,039	1,463	1,992	1,572	1,522	2,502	2,961
Other expenses	8,524	8,342	6,592	8,239	9,142	16,866	21,437
Core noninterest expense	227,544	170,576	179,680	162,155	159,506	398,120	317,316
Goodwill impairment	75,000	28,477	575,000	—	—	103,477	—
Severance expense	—	—	—	—	550	—	786
Net losses (gains) related to the early extinguishment of debt	(3,110)	(20,320)	—	284	4,111	(23,430)	10,043
Total noninterest expense	299,434	178,733	754,680	162,439	164,167	478,167	328,145
Income (loss) before income taxes	(422,799)	(268,529)	(1,024,178)	(109,449)	(13,020)	(691,328)	26,830
Income tax expense (benefit)	182,869	(100,165)	(204,409)	(43,575)	(9,400)	82,704	317
Net Income (Loss)	**(605,668)**	**(168,364)**	**(819,769)**	**(65,874)**	**(3,620)**	**(774,032)**	**26,513**
Less: Net (income) loss attributable to noncontrolling							

interest (REIT preferred shareholders)	(2,608)	(5,336)	(5,336)	(5,336)	(5,336)	(7,944)	(10,672)
Net Income (Loss) Attributable to Colonial BancGroup	**$(608,276)**	**$(173,700)**	**$ (825,105)**	**$ (71,210)**	**$ (8,956)**	**$(781,976)**	**$ 15,841**
Net Income (Loss) Allocated to Common Shareholders	**$(608,276)**	**$(173,700)**	**$ (825,105)**	**$ (71,210)**	**$ (8,956)**	**$(781,976)**	**$ 15,540**
Earnings (Loss) Per Share - Diluted	**$ (3.02)**	**$ (0.86)**	**$ (4.11)**	**$ (0.35)**	**$ (0.05)**	**$ (3.89)**	**$ 0.09**
Average Diluted Shares Outstanding	201,219	200,953	200,817	200,757	188,730	201,087	172,857

(1) Amounts for periods prior to 2009 have been restated to reflect the adoption of SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*. Under SFAS 160, REIT preferred securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CONDITION (Unaudited)

Statements of Condition (Dollars in thousands, except per share amounts)	June 30, 2009	March 31, 2009	Dec 31, 2008 As Adjusted (1)	Sept 30, 2008 As Adjusted (1)	June 30, 2008 As Adjusted (1)
Assets:					
Cash and due from banks	$ 425,633	$ 606,214	$ 482,755	$ 1,328,493	$ 451,281
Interest bearing deposits in banks and Federal Reserve	1,114,747	1,845,048	1,534,463	669	101,391
Federal funds sold	8,495	6,087	7,642	7,096	8,891
Securities purchased under agreements to resell	1,474,359	1,640,712	1,556,157	1,493,585	2,185,174
Total securities (AFS and HTM)	4,165,074	3,327,124	3,503,380	3,825,523	3,453,859
Loans held for sale	3,192,345	2,800,139	2,082,248	2,060,709	1,984,723
Loans, net of unearned income	13,541,130	14,119,489	14,530,018	15,168,356	15,468,832
Less: Allowance for loan losses	(500,000)	(450,000)	(325,000)	(285,000)	(247,009)
Net loans	13,041,130	13,669,489	14,205,018	14,883,356	15,221,823
Premises and equipment, net	563,834	568,472	565,769	507,167	498,941
Intangible assets, net	369,877	449,031	481,662	1,060,816	1,066,215
Bank-owned life insurance	501,664	498,839	494,983	490,585	485,840
Accrued interest and other assets	638,712	1,028,740	902,229	604,572	573,153
Total Assets	$ 25,495,870	$ 26,439,895	$ 25,816,306	$ 26,262,571	$ 26,031,291
Liabilities and Shareholders' Equity:					
Noninterest bearing transaction accounts	$ 3,350,710	$ 3,397,994	$ 2,816,699	$ 2,843,971	$ 2,912,071
Interest bearing transaction accounts	4,809,853	4,714,457	5,173,208	5,232,769	6,052,774
Total non-time deposits	8,160,563	8,112,451	7,989,907	8,076,740	8,964,845
Time deposits	9,839,207	9,617,336	9,117,388	8,706,622	7,941,228
Brokered time deposits	1,759,015	2,044,490	1,297,651	1,562,099	1,345,397
Reciprocal brokered time deposits	268,615	482,941	268,319	147,472	97,695
Total brokered time deposits	2,027,630	2,527,431	1,565,970	1,709,571	1,443,092
Total deposits	20,027,400	20,257,218	18,673,265	18,492,933	18,349,165
Repurchase agreements	263,208	315,605	472,706	458,658	525,724
Federal funds purchased	—	—	—	—	135,000
Other short-term borrowings	—	—	700,000	300,000	—
Long-term debt	3,957,569	3,964,274	4,043,807	4,038,675	4,037,741
Other liabilities	322,766	326,373	288,492	290,290	268,611
Total liabilities	24,570,943	24,863,470	24,178,270	23,580,556	23,316,241
Noncontrolling interest (REIT preferred securities)	293,058	293,058	293,058	293,058	293,058
Total Colonial BancGroup shareholders' equity	631,869	1,283,367	1,344,978	2,388,957	2,421,992
Total shareholders' equity	924,927	1,576,425	1,638,036	2,682,015	2,715,050
Total Liabilities and Shareholders' Equity	$ 25,495,870	$ 26,439,895	$ 25,816,306	$ 26,262,571	$ 26,031,291
Common shares issued	212,552,026	212,559,635	212,408,915	212,317,639	211,829,234
Common shares outstanding	202,650,846	202,592,908	202,442,188	202,350,912	201,862,507
Book value per common share	$ 3.12	$ 6.33	$ 6.64	$ 11.81	$ 12.00
Tangible book value per common share (2)	$ 1.29	$ 4.12	$ 4.26	$ 6.56	$ 6.72

(1) Amounts for periods prior to 2009 have been restated to reflect the adoption of SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*. Under SFAS 160, REIT preferred securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).

(2) Represents a non-GAAP measure.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
DETAIL OF DEPOSITS

Period End Deposits (Dollars in thousands)	June 30, 2009	March 31, 2009	Dec 31, 2008	Change from Prior Quarter $	Change from Prior Quarter %
Regional banks	**$16,140,145**	$15,704,286	$14,796,166	$ 435,859	2.8%
Public Funds - Regional banks	**795,000**	930,000	1,621,000	(135,000)	-14.5%
Mortgage warehouse lending	**1,050,525**	1,056,341	617,509	(5,816)	-0.6%
Subtotal	**17,985,670**	17,690,627	17,034,675	295,043	1.7%
Brokered time deposits	**1,759,015**	2,044,490	1,297,651	(285,475)	-14.0%
Reciprocal brokered time deposits	**268,615**	482,941	268,319	(214,326)	-44.4%
Corporate	**14,100**	39,160	72,620	(25,060)	-64.0%
Total	**$20,027,400**	$20,257,218	$18,673,265	$ (229,818)	-1.1%

Average Deposits (Dollars in thousands)	2nd Qtr. 2009	1st Qtr. 2009	4th Qtr. 2008	Change from Prior Quarter $	Change from Prior Quarter %
Regional banks	**$16,756,327**	$16,375,188	$15,924,539	$ 381,139	2.3%
Mortgage warehouse lending	**1,218,025**	982,802	681,166	235,223	23.9%
Brokered time deposits	**1,967,430**	1,655,219	1,607,023	312,211	18.9%
Reciprocal brokered time deposits	**427,472**	357,561	243,890	69,911	19.6%
Corporate	**29,016**	61,905	108,352	(32,889)	-53.1%
Total	**$20,398,270**	$19,432,675	$18,564,970	$ 965,595	5.0%

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

Average Volume and Rates (unaudited)	Three Months Ended								
	June 30, 2009			March 31, 2009			June 30, 2008 As Adjusted (1)		
(Dollars in thousands)	Average Volume	Interest	Rate	Average Volume	Interest	Rate	Average Volume	Interest	Rate
Assets:									
Loans, net of unearned income (2) (3)	$13,938,711	$169,320	4.87%	$14,409,104	$179,666	5.05%	$15,797,611	$236,737	6.02%
Loans held for sale (3)	2,795,672	38,998	5.60%	2,451,628	33,633	5.56%	2,953,444	34,061	4.64%
Securities (2) (3)	4,241,282	49,682	4.69%	3,707,868	50,688	5.47%	3,663,516	53,897	5.88%
Securities purchased under agreements to resell	1,559,270	20,612	5.30%	1,689,334	22,088	5.30%	2,110,183	24,814	4.73%
Federal funds sold	5,891	3	0.19%	5,684	3	0.24%	44,854	302	2.71%
Interest bearing deposits in banks and the Federal Reserve	1,828,212	1,107	0.24%	1,416,042	752	0.21%	6,873	30	1.75%
Total interest earning assets	24,369,038	$279,722	4.60%	23,679,660	$286,830	4.89%	24,576,481	$349,841	5.72%
Nonearning assets (3)	1,998,503			2,041,306			2,439,659		
Total assets	$26,367,541			$25,720,966			$27,016,140		
Liabilities and Shareholders' Equity:									
Interest bearing non-time deposits	$ 4,787,630	$ 14,134	1.18%	$ 5,036,645	$ 17,458	1.41%	$ 6,308,837	$ 22,988	1.47%
Time deposits	9,709,298	82,222	3.40%	9,193,808	84,135	3.71%	7,937,069	79,567	4.03%
Brokered time deposits	1,967,430	12,562	2.56%	1,655,219	12,526	3.07%	1,574,093	17,102	4.37%
Reciprocal brokered time deposits	427,472	2,385	2.24%	357,561	2,363	2.68%	85,338	750	3.53%
Total brokered time deposits	2,394,902	14,947	2.50%	2,012,780	14,889	3.00%	1,659,431	17,852	4.33%
Total interest bearing deposits	16,891,830	111,303	2.64%	16,243,233	116,482	2.91%	15,905,337	120,407	3.04%
Repurchase agreements	320,597	552	0.69%	410,552	822	0.81%	522,045	2,528	1.95%
Federal funds purchased	—	—	0.00%	1,500	1	0.23%	400,846	2,159	2.17%
Other short-term borrowings	—	—	0.00%	7,778	53	2.78%	74,835	391	2.10%
Long-term debt (3)	3,957,210	48,215	4.88%	4,013,318	49,566	4.99%	4,076,494	47,831	4.71%
Total interest bearing liabilities	21,169,637	$160,070	3.03%	20,676,381	$166,924	3.27%	20,979,557	$173,316	3.32%
Noninterest bearing demand deposits	3,506,440			3,189,442			3,067,322		
Other liabilities (3)	283,076			266,407			265,528		
Total liabilities	24,959,153			24,132,230			24,312,407		
Noncontrolling interest (REIT preferred securities)	293,058			293,058			293,058		
Total Colonial									

BancGroup shareholders' equity	1,115,330			1,295,678			2,410,675		
Total shareholders' equity	1,408,388			1,588,736			2,703,733		
Total liabilities and shareholders' equity	$26,367,541			$25,720,966			$27,016,140		
Rate differential			1.57%			1.62%			2.40%
Net yield on interest-earning assets on a tax equivalent basis		$119,652	1.97%		$119,906	2.04%		$176,525	2.88%
Taxable equivalent adjustments (2):									
Loans		(277)			(187)			(161)	
Securities		(1,902)			(1,907)			(1,940)	
Total taxable equivalent adjustments		(2,179)			(2,094)			(2,101)	
Net interest income		$117,473			$117,812			$174,424	
Total Average Deposits									
Total interest bearing deposits	$16,891,830	$111,303	2.64%	$16,243,233	$116,482	2.91%	$15,905,337	$120,407	3.04%
Noninterest bearing demand deposits	3,506,440	—	—	3,189,442	—	—	3,067,322	—	—
Total average deposits	$20,398,270	$111,303	2.19%	$19,432,675	$116,482	2.43%	$18,972,659	$120,407	2.55%
Total average deposits, excluding brokered time (4)	$18,430,840	$ 98,741	2.15%	$17,777,456	$103,956	2.37%	$17,398,566	$103,305	2.39%

(1) Amounts for periods prior to 2009 have been restated to reflect the adoption of SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*. Under SFAS 160, REIT preferred securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).

(2) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(3) Unrealized gains (losses) on available for sale securities, the adjustments for mark to market valuations on hedged assets and liabilities and lower of cost or fair value adjustments have been classified in either nonearning assets or other liabilities.

(4) Reciprocal brokered time deposits are not excluded.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

Average Volume and Rates (unaudited) (Dollars in thousands)	Six Months Ended June 30, 2009 Average Volume	Interest	Rate	June 30, 2008 As Adjusted (1) Average Volume	Interest	Rate
Assets:						
Loans, net of unearned income (2) (3)	$14,172,608	$348,986	4.96%	$15,895,842	$498,176	6.30%
Loans held for sale (3)	2,624,601	72,631	5.58%	3,057,090	74,458	4.90%
Securities (2) (3)	3,976,048	100,370	5.05%	3,670,331	108,509	5.91%
Securities purchased under agreements to resell	1,623,942	42,700	5.30%	2,112,696	53,073	5.05%
Federal funds sold	5,788	6	0.22%	71,776	1,253	3.51%
Interest bearing deposits in banks and the Federal Reserve	1,623,266	1,859	0.23%	14,202	70	1.00%
Total interest earning assets	24,026,253	$566,552	4.74%	24,821,937	735,539	5.95%
Nonearning assets (3)	2,019,787			2,511,054		
Total assets	$26,046,040			$27,332,991		
Liabilities and Shareholders' Equity:						
Interest bearing non-time deposits	$ 4,911,449	$ 31,591	1.30%	$ 6,459,247	$ 55,622	1.73%
Time deposits	9,452,977	166,357	3.55%	7,674,577	164,629	4.31%
Brokered time deposits	1,812,187	25,088	2.79%	1,583,488	36,133	4.59%
Reciprocal brokered time deposits	392,710	4,747	2.44%	80,623	1,529	3.81%
Total brokered time deposits	2,204,897	29,835	2.73%	1,664,111	37,662	4.55%
Total interest bearing deposits	16,569,323	227,783	2.77%	15,797,935	257,913	3.28%
Repurchase agreements	365,326	1,374	0.76%	533,131	6,233	2.35%
Federal funds purchased	746	1	0.23%	732,986	11,197	3.07%
Other short-term borrowings	3,867	53	2.78%	194,835	2,945	3.04%
Long-term debt (3)	3,985,109	97,782	4.94%	4,080,255	96,941	4.77%
Total interest bearing liabilities	20,924,371	$326,993	3.15%	21,339,142	$375,229	3.54%
Noninterest bearing demand deposits	3,348,817			3,067,268		
Other liabilities (3)	274,788			287,537		
Total liabilities	24,547,976			24,693,947		
Noncontrolling interest (REIT preferred securities)	293,058			293,058		
Total Colonial BancGroup shareholders' equity	1,205,006			2,345,986		
Total shareholders' equity	1,498,064			2,639,044		
Total liabilities and shareholders' equity	$26,046,040			$27,332,991		
Rate differential			1.59%			2.41%
Net yield on interest-earning assets on a tax equivalent basis		$239,559	2.00%		$360,310	2.91%
Taxable equivalent adjustments (2):						
Loans		(464)			(356)	
Securities		(3,810)			(3,906)	
Total taxable equivalent adjustments		(4,274)			(4,262)	
Net interest income		$235,285			$356,048	
Total Average Deposits						
Total interest bearing deposits	$16,569,323	$227,783	2.77%	$15,797,935	$257,913	3.28%
Noninterest bearing demand deposits	3,348,817		—	3,067,268	—	—
Total average deposits	$19,918,140	$227,783	2.31%	$18,865,203	$257,913	2.75%

Total average deposits, excluding brokered time (4)	$18,105,953	$202,695	2.26%	$17,281,715	$221,780	2.58%

(1) Amounts for periods prior to 2009 have been restated to reflect the adoption of SFAS 160, *Noncontrolling Interests in Consolidated* Financial Statements. Under SFAS 160, REIT preferred securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).

(2) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(3) Unrealized gains (losses) on available for sale securities, the adjustments for mark to market valuations on hedged assets and liabilities and lower of cost or fair value adjustments have been classified in either nonearning assets or other liabilities.

(4) Reciprocal brokered time deposits are not excluded.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
ASSET QUALITY (unaudited)

Selected Credit Quality Ratios	June 30, 2009	March 31, 2009	Dec 31, 2008	Sept 30, 2008	June 30, 2008
Period end:					
Allowance as a percent of net loans	3.69%	3.19%	2.24%	1.88%	1.60%
Nonperforming loans as a percent of net loans	10.99%	6.24%	3.67%	3.58%	1.91%
Nonperforming assets as a percent of net loans, other real estate and repossessions	12.29%	7.58%	4.83%	4.43%	2.62%
Allowance as a percent of nonperforming loans	34%	51%	61%	53%	84%
Allowance as a percent of nonperforming assets	30%	41%	46%	42%	60%
Net charge-offs as a percent of average net loans:					
Quarter to date (annualized)	7.02%	3.72%	11.15%	3.17%	1.85%
Year to date (annualized)	5.35%	3.72%	4.16%	1.94%	1.35%

Nonperforming Assets (Dollars in thousands)	June 30, 2009	March 31, 2009	Dec 31, 2008	Sept 30, 2008	June 30, 2008
Nonaccrual loans	$1,475,349	$ 879,309	$532,766	$542,785	$294,816
Renegotiated loans	13,301	1,453	586	—	—
Total nonperforming loans	1,488,650	880,762	533,352	542,785	294,816
Other real estate owned and repossessions	174,009	182,690	127,908	134,951	113,604
Nonperforming assets excluding loans held for sale	1,662,659	1,063,452	661,260	677,736	408,420
Nonaccrual loans transferred to held for sale	25,905	21,988	49,198	—	—
Total nonperforming assets	$1,688,564	$1,085,440	$710,458	$677,736	$408,420
Aggregate loans contractually past due 90 days for which interest is being accrued	$ 23,637	$ 34,823	$ 41,579	$ 42,454	$ 31,337
Total charge-offs	$ 248,580	$ 134,706	$416,055	$122,687	$ 74,101
Total recoveries	(4,488)	(2,486)	(1,055)	(1,279)	(1,315)
Net charge-offs:					
Quarter to date	$ 244,092	$ 132,220	$415,000	$121,408	$ 72,786
Year to date	$ 376,312	$ 132,220	$642,787	$227,787	$106,379

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
SELECTED RATIOS (unaudited)

Selected Financial Ratios	2nd Qtr. 2009	1st Qtr. 2009	4th Qtr. 2008 As Adjusted (1)	3rd Qtr. 2008 As Adjusted (1)	2nd Qtr. 2008 As Adjusted (1)
Colonial BancGroup Capital Ratios:					
Tier I risk-based capital ratio	5.44% **	7.33%	8.58%	10.00%	10.12%
Total risk-based capital ratio	9.43% **	11.56%	12.88%	14.18%	14.16%
Tier I leverage ratio	3.49% **	5.02%	5.90%	7.29%	7.38%
Tangible common equity ratio (2) (3)	1.04%	3.21%	3.41%	5.27%	5.43%
Tangible capital ratio (3)	2.21%	4.34%	4.56%	6.43%	6.60%
Colonial Bank Capital Ratios:					
Tier I risk-based capital ratio	6.46% **	8.02%	8.54%	9.88%	9.88%
Total risk-based capital ratio	9.21% **	10.78%	11.37%	12.70%	12.65%
Tier I leverage ratio	4.18% **	5.54%	6.03%	7.20%	7.20%
Return on average assets*	NM	NM	NM	NM	NM
Return on average equity*	NM	NM	NM	NM	NM
Efficiency ratio (4)	131.60%	100.13%	95.79%	73.52%	69.59%
Noninterest income(4)/ average assets*	0.81%	0.80%	0.68%	0.79%	0.78%
Noninterest expense(4)/ average assets*	3.45%	2.65%	2.73%	2.49%	2.36%
Net interest margin	1.97%	2.04%	2.37%	2.85%	2.88%

(1) Amounts for periods prior to 2009 have been restated to reflect the adoption of SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*. Under SFAS 160, REIT preferred securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).
(2) This ratio excludes the REIT preferred securities included in total shareholders' equity.
(3) Represents non-GAAP measures.
(4) These ratios utilize core noninterest income and core noninterest expense which represent non-GAAP measures.
* Annualized
** Estimated
NM Not meaningful

Reconciliation of Certain Financial Matters	2nd Qtr. 2009	1st Qtr. 2009	4th Qtr. 2008 As Adjusted (1)	3rd Qtr. 2008 As Adjusted (1)	2nd Qtr. 2008 As Adjusted (1)
Book value per common share	$ 3.12	$ 6.33	$ 6.64	$ 11.81	$ 12.00
Effect of intangible assets	$ (1.83)	$ (2.21)	$ (2.38)	$ (5.25)	$ (5.28)
Tangible book value per common share	$ 1.29	$ 4.12	$ 4.26	$ 6.56	$ 6.72
Common equity ratio	2.48%	4.85%	5.21%	9.10%	9.30%
Effect of intangible assets	-1.44%	-1.64%	-1.80%	-3.83%	-3.87%
Tangible common equity ratio	1.04%	3.21%	3.41%	5.27%	5.43%
Capital ratio	3.63%	5.96%	6.34%	10.21%	10.43%
Effect of intangible assets	-1.42%	-1.62%	-1.78%	-3.78%	-3.83%
Tangible capital ratio	2.21%	4.34%	4.56%	6.43%	6.60%
Annualized noninterest income / average assets	0.81%	0.78%	0.68%	0.70%	0.83%
Effect of non-core income	0.00%	0.02%	0.00%	0.09%	-0.05%
Annualized core noninterest income / average assets	0.81%	0.80%	0.68%	0.79%	0.78%
Annualized noninterest expense / average assets	4.54%	2.78%	11.47%	2.49%	2.43%
Effect of non-core expense	-1.09%	-0.13%	-8.74%	0.00%	-0.07%
Annualized core noninterest expense / average assets	3.45%	2.65%	2.73%	2.49%	2.36%
Efficiency ratio	173.18%	105.44%	402.31%	75.72%	70.69%
Effect of non-core income and					

expense	-41.58%	-5.31%	-306.52%	-2.20%	-1.10%
Core efficiency ratio	131.60%	100.13%	95.79%	73.52%	69.59%

Management believes that these non-GAAP measures provide information that is useful to investors in understanding the financial viability of the Company as well as performance of the Company's underlying operations and performance trends. Specifically these measures permit evaluation and comparison of results for ongoing business operations, and it is on this basis that Management internally assesses the Company's performance.

In light of diversity in practice, other companies may define or calculate these measures differently.

Exhibit 99.2

You'll like it here.

COLONIAL BANCGROUP

2nd Quarter Results

June 30, 2009

Forward Looking Statements

Colonial BancGroup

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "could," "outlook," "potential," "would" and "anticipates," and the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *continued deterioration in Colonial Bank's financial condition, including losses in our loan portfolio greater than estimated or expected;*
- *failure to close on the pending sale of 21 branch offices of Colonial Bank located in Nevada pursuant to the asset purchase agreement with Global Consumer Acquisition Corporation;*
- *an inability to raise additional capital on terms and conditions that are satisfactory, including failure to receive final approval and actual funding from the U.S. Treasury Department's Capital Purchase Program;*
- *imposition of regulatory conditions or requirements on either BancGroup or the other parties to the transaction referenced above that could make consummation of the transaction impracticable;*
- *failure to comply with the recent regulatory orders and additional regulatory measures that could be imposed independently or as a result of such failures;*
- *possible inability of the Company to continue as a going concern;*
- *the impact of current economic conditions and the results of our operations on our ability to borrow additional funds to meet our liquidity needs;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable or take longer to recover than expected;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments, and fair values of assets;*
- *continued or sustained deterioration of market and economic conditions or business performance could increase the likelihood that we would have an additional goodwill impairment charge;*

Forward Looking Statements

Colonial BancGroup

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic and operating plans for 2009 and beyond, including a reduction of assets in order to improve capital ratios;*
- *the anticipated cost savings and revenue enhancements from the Colonial 1st program may not be achieved in their entirety or accomplished within our expected time frame;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state legislative and regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings, inquiries or directives;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *changes in the securities markets;*
- *acts of terrorism or war; and*
- *details of the recently enacted Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009, the Homeowner Affordability and Stability Plan and various announced and unannounced programs implemented by the U.S. Treasury Department and bank regulators to address capital and liquidity concerns in the banking system are still being finalized and may have a significant effect on the financial services industry and BancGroup.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Summary of Second Quarter 2009 Performance

Colonial BancGroup

Unaudited

- Net loss of $3.02 per common share, or $606 million in the quarter; non-cash charges of $377 million, or $1.87 per common share, to establish a valuation allowance on its deferred tax assets ($302 million, or $1.50 per common share) and to write down goodwill ($75 million, or $0.37 per common share); the valuation allowance on deferred taxes may be reversed in the future to offset taxable income;

- Loan loss provision was $294 million, up 14% from the first quarter of $257 million. Net charge-offs for the quarter were $244 million, or 7% annualized of average loans, an increase from $132 million, or 3.72% annualized of average loans, in the 1st quarter of 2009; other credit costs include write downs and expenses on foreclosed properties which were $43 million in the quarter up $36 million from the 1st quarter of 2009;

- The balance in the allowance for loan losses was $500 million, or 3.69% of net loans at June 30, 2009;

- Nonperforming assets increased to $1.7 billion, or 12.29% of net loans, other real estate owned and repossessions at June 30, 2009, up $603 million from March 31, 2009; the increase in nonperforming assets reflects the continued economic distress in our markets, primarily in Florida; the weakness in the portfolio continued to be primarily in the construction-related sector, which comprised 72% of Colonial's nonperforming assets at June 30, 2009;

- FDIC insurance and other regulatory fees were $29.6 million, up $18.4 million from the 1st quarter of 2009 due primarily to the FDIC's special assessment charged to banks in the quarter of $12.2 million;

- Pre-tax, pre-credit, results excluding goodwill impairment and FDIC insurance and other regulatory fees was a profit of $19.0 million, or $0.09 per common share in the quarter;

- Strong liquidity position: cash and interest bearing deposits in banks and the Federal Reserve were approximately $1.5 billion at June 30, 2009;

Summary of Second Quarter 2009 Performance

Colonial BancGroup

Unaudited

- Total deposits increased 7.3% from December 31, 2008;
- Colonial's regulatory capital ratios at June 30, 2009 were:

	Colonial BancGroup	Bank
Tier I Risk-Based Capital	5.44%	6.46%
Total Risk-Based Capital	9.43%	9.21%
Tier I Leverage Ratio	3.49%	4.18%

- Tangible book value per share of $1.29 at June 30, 2009;
- Net interest margin of 1.97% for the 2nd quarter compared to 2.04% in the 1st quarter of 2009, primarily resulting from Colonial's significant liquidity position, the impact of increasing nonperforming assets, and continued customer preference for higher cost time deposits;
- Core noninterest income for the 2nd quarter increased $2.8 million, or 6%, from the 1st quarter of 2009 driven by a $2.1 million, or 17%, increase in retail mortgage banking fees; and
- Core noninterest expenses, excluding FDIC insurance and other regulatory fees, losses and expenses on other real estate and professional fees, for the 2nd quarter were down 2% from the 1st quarter of 2009.

Deposit Composition / Liquidity

Colonial BancGroup

- **Retail franchise provides the most important source of funding**
  - Deposits comprise 82% of total funding and fund 79% of total assets
- **2Q09 Cost of Deposits: 2.19%**
- **Loan to Deposit Ratio of 68%**
- **No remaining corporate debt maturities in 2009**



Reciprocal Brokered Time Deposits 1%
Brokered Time Deposits 9%
Noninterest Bearing Transaction Accounts 17%
Interest Bearing Transaction Accounts 24%
Time Deposits 49%

Total Deposits: $20.0 billion at 6/30/09



Reciprocal Brokered Time Deposits 1%
Short-Term Borrowings 2%
Long-Term Debt 16%
Brokered Time Deposits 7%
CD's > $100k 16%
Core Deposits 58%

Total Funding Position: $24.6 billion at 6/30/09

As of June 30, 2009 - Unaudited

Deposit Composition

Colonial BancGroup

Period End Deposits
(Dollars in thousands)

	Unaudited 06/30/09	Unaudited 03/31/09	12/31/08	Change from Prior Quarter $	Change from Prior Quarter %
Regional banks	**$16,140,145**	$15,704,286	$14,796,166	$435,859	2.8%
Public Funds - Regional banks	**795,000**	930,000	1,621,000	(135,000)	-14.5%
Mortgage warehouse lending	**1,050,525**	1,056,341	617,509	(5,815)	-0.6%
Subtotal	**17,985,670**	17,690,627	17,034,675	295,044	1.7%
Brokered time deposits	**1,759,014**	2,044,490	1,297,651	(285,476)	-14.0%
Reciprocal brokered time deposits	**268,615**	482,941	268,319	(214,326)	-44.4%
Corporate	**14,100**	39,160	72,620	(25,060)	-64.0%
Total	**$20,027,400**	$20,257,218	$18,673,265	($229,818)	-1.1%

Average Deposits
(Dollars in thousands)

	Unaudited Qtr 2 2009	Unaudited Qtr 1 2009	Unaudited Qtr 4 2008	Change from Prior Quarter $	Change from Prior Quarter %
Regional banks	**$16,756,327**	$16,375,188	$15,924,539	$381,140	2.3%
Mortgage warehouse lending	**1,218,025**	982,802	681,166	235,223	23.9%
Brokered time deposits	**1,967,430**	1,655,219	1,607,023	312,211	18.9%
Reciprocal brokered time deposits	**427,472**	357,561	243,890	69,911	19.6%
Corporate	**29,016**	61,905	108,352	(32,889)	-53.1%
Total	**$20,398,270**	$19,432,675	$18,564,971	$965,595	5.0%

Second Quarter 2009 Credit Overview

Colonial BancGroup

Unaudited

- **Aggressive management of problem loans**
  - Sales of $75 million of problem assets in the quarter for cumulative losses of 54%
  - Charged off $244.1 million (net), 7.02% (annualized) of average net loans
  - Nonperforming assets increased to 12.29% of net loans, other real estate and repossessions
  - Cumulative charge downs on all NPAs is approximately 23%
  - Cumulative charge downs on ORE assets is approximately 50%

- **Nonperforming assets remain concentrated in the construction related sector of the loan portfolio (72% of total NPAs)**

Review of Loan Portfolio at 6/30/09

($ in millions)

Unaudited

	Dollars Outstanding	% of Total Portfolio	Change Since 3/31/09	Past Dues 6/30/09*	NPA's	% of NPA's
Residential Construction	$1,305.4	9.6%	($376.9)	7.26%	$715.2	42.4%
Commercial Construction	1,886.6	13.9%	(374.9)	3.78%	505.1	29.9%
Seasoned Commercial Real Estate	4,791.7	35.4%	(168.2)	1.99%	301.8	17.9%
1-4 Family Permanent Real Estate	2,286.8	16.9%	(128.9)	3.20%	122.0	7.2%
Commercial & Industrial	747.6	5.5%	(100.2)	4.10%	23.7	1.4%
Mortgage Warehouse Lending	669.6	4.9%	6.6	0.00%	8.0	0.5%
Consumer & Other	378.1	2.9%	(31.9)	1.45%	12.8	0.7%
Total Performing Loans	**$12,065.8**	**89.1%**	**(1,174.4)**	**3.24%**	**$1,688.6**	**100.0%**
Nonaccrual Loans	1,475.3 **	10.9%	596.0			
Total Loans	**$13,541.1**	**100.0%**	**($578.4)**			
Nonaccrual Loans Held for Sale	$25.9					
ORE/Repossessions	$174.0					
Total Loans, Nonaccrual LHFS & ORE	**$13,741.0**					

Data as of June 30, 2009.
* - Past due and still accruing.
** - Does not include $13.4MM of restructured loans still accruing interest.

Asset Quality Metrics

($ in millions)

Colonial BancGroup

Unaudited

	Unaudited 6/30/09	Unaudited 3/31/09	12/31/08	6/30/09 vs 3/31/09
Total Loans	$13,541.1	$14,119.5	$14,530.0	(4.10%)
Allowance for Loan Losses (ALL)	500.0	450.0	325.0	11.11%
Net Charge-offs	244.1	132.2	415.0	84.64%
Provision Expense	294.1	257.2	455.0	14.35%
NPAs	1,688.6	1,085.4	710.5	55.57%
NPLs to Total Loans	10.99%	6.24%	3.67%	76.12%
NPAs to Total Loans and ORE	12.29%	7.58%	4.83%	62.14%
ALL to Loans	3.69%	3.19%	2.24%	15.67%
Net Charge-off Ratio (Annualized)	7.02%	3.72%	11.15%	88.71%
30-89 Days Past Due (Still Accruing)	3.07%	2.64%	2.65%	16.29%
90+ Days Past Due (Still Accruing)	0.17%	0.25%	0.29%	(32.00%)
Total Past Dues (Still Accruing)	3.24%	2.89%	2.94%	12.11%

Review of Loan Portfolio at 6/30/09

All Loans by Business Line and Location ($ in millions)

Unaudited

Business Line


Mortgage Warehouse $677.6 5.0%
C & I $770.1 5.7%
Commercial Construction $2,342.9 17.3%
Commercial RE $5,075.9 37.5%
Consumer $230.0 1.7%
Other $157.4 1.1%
Residential Construction $1,894.4 14.0%
Residential RE $2,392.8 17.7%

Location


Alabama $1,514.2 11.2%
Florida $7,181.8 53.0%
Georgia $997.0 7.4%
Nevada $766.1 5.7%
Texas $1,371.9 10.1%
Other $1,710.1 12.6%

Commercial Construction

(Excluding Residential, Condominium Construction and Nonaccruals)

By Location and Property Type at 6/30/09

13.9% of total loan portfolio - $1.886 billion

($ in millions)

Unaudited

Property Type


Warehouse
$64.8
3.5%
Commercial Development
$225.0
11.9%
Retail
$283.6
15.0%
Other
$50.7
2.7%
Commercial Land
$602.1
31.9%
Office
$153.3
8.1%
Multi-family
$91.3
4.9%
Lodging
$193.0
10.2%
Commercial Lot Inventory
$145.2
7.7%
Industrial
$28.4
1.5%
Healthcare
$49.2
2.6%

Location


Alabama
$123.6
6.6%
Texas
$434.1
23.0%
Florida
$699.6
37.1%
Other
$209.3
11.1%
Nevada
$217.9
11.5%
Georgia
$202.1
10.7%

Residential Construction

(Excluding Nonaccruals)

By Location and Property Type at 6/30/09

9.6% of total loan portfolio - $1.305 billion

($ in millions)

Unaudited


Condo Construction $163
Res. Development $484
Res. Land $252
Res. Spec $145
Res. Presold $88
Consumer Lots $78
Builder Lots $95

	Total Outstanding	Res. Development	Builder Lots	Consumer Lots	Res. Presold	Res. Spec	Res. Land	Condo Construction
Florida	$ 506	$ 95	$ 32	55	$ 34	$ 49	$ 123	$ 118
Texas	393	243	23	4	13	27	82	1
Georgia	160	83	17	1	4	27	5	23
Alabama	180	54	22	17	18	40	23	6
Nevada	38	4	-	-	15	1	14	4
Other	28	5	1	1	4	1	5	11
Total	**$ 1,305**	**$ 484**	**$ 95**	**$ 78**	**$ 88**	**$ 145**	**$ 252**	**$ 163**

Seasoned Commercial Real Estate

(Excluding Nonaccruals)

By Location and Property Type at 6/30/09

35.4% of total loan portfolio - $4.792 billion

($ in millions)

Unaudited

Property Type



Industrial
$117.2
2.4%
Healthcare
$441.3
9.2%
Warehouse
$654.5
13.7%
Lodging
$276.2
5.8%
Multi-family
$465.1
9.7%
Retail
$1,106.4
23.1%
Office
$1,038.0
21.7%
Other
$693.0
14.4%

Location



Texas
$509.5
10.6%
Alabama
$541.4
11.3%
Other
$433.8
9.1%
Nevada
$217.7
4.5%
Georgia
$345.3
7.2%
Florida
$2,744.0
57.3%

CNB LISTED NYSE

You'll like it here.™

Other Loan Types

(Excluding Nonaccruals)

At 6/30/09 – 30.2% of total portfolio - $4.082 billion

($ in millions)

Unaudited



Consumer & Other $378.1 2.9%
Mortgage Warehouse Lending $669.6 4.9%
1-4 Family Permanent Real Estate $2,286.8 16.9%
Commercial & Industrial $747.6 5.5%

Net Charge-Offs by Property Type and Location

Six Months Ended June 30, 2009 – Total $376.3 million

($ in millions)

Unaudited

Business Line



Residential Construction $135.6 36.0%
Commercial Construction $62.1 16.5%
Seasoned Commercial Real Estate $62.9 16.7%
1-4 Family Permanent Real Estate $72.6 19.3%
Consumer & Other $7.6 2.0%
Mortgage Warehouse $3.0 0.9%
C & I $32.5 8.6%

Location



Florida $302.3 80.3%
Georgia $27.4 7.3%
Nevada $10.3 2.8%
Texas $3.1 0.8%
Other $6.0 1.6%
Alabama $27.2 7.2%

Commercial Construction Net Charge-Offs

Colonial BancGroup

(Excluding Residential and Condominium Construction)

Six Months Ended June 30, 2009

Total $62.1 million (or 16.5% of total net charge-offs)

($ in millions)

Unaudited

Property Type



Warehouse
$6.4
1.7%
Retail
$5.1
1.3%
Commercial
Development
$7.8
2.1%
Other
$5.5
1.4%
Office
$1.0
0.3%
Lodging
$0.2
0.1%
Commercial
Lots
$7.1
1.9%
Commercial
Land
$29.0
7.7%

Location



Nevada
$0.1
0.0%
Georgia
$0.2
0.1%
Alabama
$0.8
0.2%
Florida
$61.0
16.2%

note: percentages in above charts represent proportion to total net charge-offs

CNB LISTED NYSE

You'll like it here.™

Residential Construction Net Charge-Offs

Six Months Ended June 30, 2009

Total $135.6 million (or 36.0% of total net charge-offs)

($ in millions)

Unaudited

Property Type



Residential Land $22.7 6.0%
Builder Lots $5.5 1.5%
Condo Construction $19.2 5.1%
Consumer Lots $7.5 2.0%
Residential Spec and Presold $14.3 3.8%
Residential Development $66.4 17.6%

Location



Texas $1.6 0.4%
Other $0.9 0.2%
Nevada $3.6 0.9%
Alabama $6.7 1.8%
Georgia $18.3 4.9%
Florida $104.5 27.8%

note: percentages in above charts represent proportion to total net charge-offs

CNB LISTED NYSE

You'll like it here.™

Nonperforming Assets by Property Type and Location

At 6/30/09 – Total $1,688.6 million

($ in millions)

Unaudited


Business Line
Consumer & Other $12.8 0.7%
Mortgage Warehouse $8.0 0.5%
C & I $23.7 1.4%
1-4 Family Permanent Real Estate $122.0 7.2%
Residential Construction $715.2 42.4%
Seasoned Commercial Real Estate $301.8 17.9%
Commercial Construction $505.1 29.9%


Location
Other $122.0 7.2%
Alabama $115.1 6.8%
Texas $94.5 5.6%
Nevada $176.4 10.4%
Georgia $154.8 9.2%
Florida $1,025.8 60.8%

Commercial Construction NPAs

(Excluding Residential and Condominium Construction)

At 6/30/09 – Total $505.1 million (or 29.9% of total nonperforming assets)

($ in millions)

Unaudited

Property Type



Retail
$36.5
2.2%
Warehouse
$6.6
0.4%
Commercial Development
$120.3
7.1%
Other
$33.1
1.9%
Office
$28.3
1.7%
Commercial Lots
$27.5
1.6%
Commercial Land
$252.8
15.0%

Location



Other
$83.5
4.9%
Alabama
$35.7
2.1%
Texas
$12.1
0.7%
Nevada
$87.5
5.2%
Georgia
$4.8
0.3%
Florida
$281.5
16.7%

note: percentages in above charts represent proportion to total NPAs

CNB LISTED NYSE

You'll like it here.™

Residential Construction NPAs

At 6/30/09 – Total $715.2 million (or 42.4% of total nonperforming assets)
($ in millions)

Unaudited



Property Type
Residential Land $93.4 5.5%
Builder Lots $53.0 3.1%
Condo Construction $85.8 5.1%
Consumer Lots $19.8 1.2%
Residential Spec and Presold $149.9 8.9%
Residential Development $313.3 18.6%



Location
Other $14.0 0.8%
Texas $41.9 2.5%
Alabama $60.1 3.6%
Nevada $81.1 4.8%
Georgia $136.0 8.1%
Florida $382.1 22.6%

note: percentages in above charts represent proportion to total NPAs

Seasoned Commercial Real Estate NPAs

At 6/30/09 – Total $301.8 million (or 17.9% of total nonperforming assets)
($ in millions)

Unaudited

Property Type



Healthcare
$0.3
0.0%
Industrial
$2.5
0.1%
Warehouse
$25.7
1.5%
Retail
$22.9
1.4%
Lodging
$26.0
1.5%
Other
$48.2
2.9%
Multi-family
$120.8
7.2%
Office
$55.4
3.3%

Location



Texas
$36.7
2.2%
Alabama
$8.7
0.5%
Other
$19.9
1.2%
Nevada
$3.9
0.2%
Georgia
$8.4
0.5%
Florida
$224.2
13.3%

note: percentages in above charts represent proportion to total NPAs

Selected Average Balances

($ in millions)

Unaudited

	2Q09	1Q09	2Q08	% Change 1Q09	% Change 2Q08
Earning Assets	**$ 24,369**	**$ 23,680**	**$ 24,576**	**3%**	**-1%**
Loans, Net of Unearned Income	13,939	14,409	15,798	**-3%**	**-12%**
Loans Held for Sale	2,796	2,452	2,953	**14%**	**-5%**
Securities	4,241	3,708	3,663	**14%**	**16%**
Resell Agreements and Federal Funds Sold	1,565	1,695	2,155	**-8%**	**-27%**
Interest Bearing Deposits in Banks	1,828	1,416	7	**29%**	**26014%**
Total Assets	**26,368**	**25,721**	**27,016**	**3%**	**-2%**
Total Deposits	**20,398**	**19,433**	**18,973**	**5%**	**8%**
Noninterest Bearing Deposits	3,506	3,189	3,067	**10%**	**14%**
Interest Bearing Transaction Accounts	4,788	5,037	6,309	**-5%**	**-24%**
Time Deposits	12,104	11,207	9,597	**8%**	**26%**
Repurchase Agreements	321	411	522	**-22%**	**-39%**
S/T Borrowings and Fed Funds Purchased	-	9	476	**-100%**	**-100%**
L/T Debt	3,957	4,013	4,077	**-1%**	**-3%**
Shareholders' Equity	**1,408**	**1,589**	**2,704**	**-11%**	**-48%**

Noninterest Income

($ in millions)

Unaudited

	2Q09	1Q09	2Q08	% Change 1Q09	% Change 2Q08
Service Charges on Deposit Accounts	$ 16.5	$ 16.7	$ 19.3	-1%	-15%
Electronic Banking	5.3	5.0	5.3	6%	0%
Other Retail Banking Fees	2.0	1.9	2.5	5%	-20%
Retail Banking Fees	23.8	23.6	27.1	1%	-12%
Mortgage Banking Origination and Sales	14.3	12.3	7.9	16%	81%
Wealth Management Services	4.3	5.1	5.1	-16%	-16%
Mortgage Warehouse Fees	2.2	1.4	1.2	57%	83%
Bank-Owned Life Insurance	4.0	3.9	5.2	3%	-23%
Other Income	4.7	4.1	6.2	15%	-24%
Core Noninterest Income	53.3	50.4	52.7	6%	1%
Securities Gains (Losses), Net	-	(0.8)	3.0	100%	-100%
Total Noninterest Income	$ 53.3	$ 49.6	$ 55.7	7%	-4%
Annualized Noninterest Income to Average Assets[1]	0.81%	0.80%	0.78%		
Noninterest Income to Total Revenue[1]	31.2%	30.0%	23.2%		

[1]Core noninterest income was used in the calculation

Noninterest Expense

Colonial BancGroup

($ in millions)

Unaudited

	2Q09	1Q09	2Q08	% Change 1Q09	% Change 2Q08%
Salaries and Employee Benefits	$ 73.9	$ 72.1	$ 74.8	2%	-1%
Occupancy Expense of Bank Premises, Net	23.3	23.7	24.1	-2%	-3%
Furniture and Equipment Expenses	15.0	15.6	15.1	-4%	-1%
Professional Services	15.1	10.4	7.8	45%	94%
FDIC Insurance and Other Regulatory Fees	29.6	11.2	4.4	164%	573%
Amortization of Intangible Assets	4.2	4.2	4.1	0%	2%
Electronic Banking and Other Retail Banking Expenses	3.7	3.3	4.1	12%	-10%
Losses and Expenses on Other Real Estate	43.1	7.0	4.1	516%	951%
Loan Closing Costs	1.9	2.0	1.1	-5%	73%
Communications	2.9	2.9	2.9	0%	0%
Advertising	1.6	2.7	2.4	-41%	-33%
Postage and Courier	2.0	2.3	2.3	-13%	-13%
Loss on Equity Investments	1.6	3.4	1.7	-53%	-6%
Travel	1.0	1.5	1.5	-33%	-33%
Other Expenses	8.6	8.2	9.1	5%	-5%
Core Noninterest Expense	227.5	170.5	159.5	33%	43%
Goodwill Impairment	75.0	28.5	-	163%	100%
Severance Expense	-	-	0.6	0%	-100%
Net Losses Related to the Early Extinguishment of Debt	(3.1)	(20.3)	4.1	-85%	-176%
Total Noninterest Expense	$ 299.4	$ 178.7	$ 164.2	68%	82%
Efficiency Ratio[1]	131.60%	100.13%	69.59%		
Annualized Noninterest Expense to Average Assets[1]	3.45%	2.65%	2.36%		

[1]Core noninterest income and core noninterest expense were used in the calculation

CNB LISTED NYSE

You'll like it here.™